                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-77923

PROSPECTUS
[LOGO]

                                                             VIEWCAST.COM, INC.
                                               8,476,819 SHARES OF COMMON STOCK


ViewCast.com, Inc. (formerly MultiMedia Access Corporation) is registering 7,933,463 shares of common stock, par value $.0001 per share, underlying non-redeemable common stock purchase warrants and publicly traded redeemable common stock purchase warrants for offer and sale by the persons holding these warrants. ViewCast is also registering 290,360 shares of common stock underlying warrants held by Network 1 Financial Securities, Inc. received as compensation for Network 1's service as managing underwriter of ViewCast's initial public offering in 1997, 69,888 shares of common stock held by RP&C International, Ltd. and 183,108 shares of common stock underlying redeemable and non-redeemable warrants held by RP&C International and Rauscher, Pierce & Resfnes. The common stock may be offered by its holders or their successors in interest from time to time in transactions on the Nasdaq SmallCap Market ("Nasdaq") or in privately negotiated transactions at current market prices or at negotiated prices. ViewCast will not receive the proceeds of sales of the common stock by its holders, but will receive proceeds from the exercise of warrants. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "VCST."


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                             TERMS OF THE OFFERING



Number of shares.................................................          $   8,476,819
Underwriting commissions and expenses............................          $     686,703
Net proceeds to ViewCast.........................................          $  29,790,731
Net proceeds per share to ViewCast...............................          $        3.51



       -----------------------------------------------------------------


                 PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 5.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
       SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES
                OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR
           COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.


                                  May 17, 1999

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Exchange Act and must file reports and other information with the SEC.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement. You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the SEC at prescribed rates. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet address ("web site") that contains reports, proxy and information statements and other information regarding registrants, including ViewCast, that file electronically with the SEC. The address for this web site is "http://www.sec.gov."

         The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-3 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         Copies of ViewCast's Certificate of Incorporation and Bylaws are available without charge from ViewCast.

         The common stock is listed on the Nasdaq SmallCap under the symbol "VCST". Certain information, reports and proxy statements of ViewCast are also available for inspection at the offices of the Nasdaq Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the SEC (File No. 000-29020) under the Exchange Act are deemed to be part of this prospectus:

         1. ViewCast's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

         2. ViewCast's Current Report on Form 8-K dated March 15, 1999, including any documents or portions thereof incorporated by reference therein and all amendments thereto; and

         3. All other documents filed after the date of this prospectus by ViewCast, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any amendment to such documents.

         Any statement contained in any document which is deemed to be part of this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any documents filed with the SEC after this prospectus which also is or is deemed to be part of this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to be a part of this prospectus. ViewCast will provide without charge to each recipient of this prospectus a copy of any or all of the documents incorporated herein by reference (other than exhibits to documents) upon their written or oral request. Requests for such documents should be directed to ViewCast.com, Inc., 2665 Villa Creek Drive, Suite 200, Dallas, Texas 75234, Attention: Chief Financial Officer, telephone: (972) 488-7200.

                                    SUMMARY

         To more fully understand the offering, you should read this entire document carefully, including the financial statements and the notes to the financial statements included in our Annual Report on Form 10-KSB for the period ended December 31, 1998, and other documents incorporated by reference in this prospectus.

                               VIEWCAST.COM, INC.

         ViewCast designs, develops, manufactures and markets advanced, standards-based video communications (videocom) systems that provide enterprise-wide solutions for business customers. ViewCast's Viewpoint VBX(TM)
(VBX) video distribution and switching system, Osprey(R) line of video peripheral products and video compression-decompression (Codec) cards and the ViewCast(R) line of Internet streaming-video servers deliver videocom applications, including video conferencing, video broadcasting, video-based training, distance learning, telemedicine, surveillance and Internet and intranet video communications.

         ViewCast's products and systems are marketed, installed and supported by resellers, system integrators, Original Equipment Manufacturers ("OEMs") and custom application developers. Many of these resellers are the same entities that market, install and support a customer's telephone private branch exchange ("PBX"), Local Area Network ("LAN"), e-mail servers and other communication systems. ViewCast's products are compatible with existing communications equipment and infrastructure. ViewCast currently has distribution and reseller agreements with over 70 companies worldwide.

         ViewCast believes that the convergence of multimedia personal computers, the establishment of new standards-based audio and video technologies, and increased utilization of the Internet and corporate intranets, combined with lower price levels for such capabilities, will generate a rapid adoption of videocom products and services.

         ViewCast believes it has developed products which position it to benefit from the growth of these markets and which will have functions, performance and prices to compete successfully in the rapidly-emerging video communications industry.

         ViewCast is involved in discussions with owners of broadcast properties and content regarding potential joint ventures and other business opportunities for the use of its video streaming and systems integration products. As of the date of this prospectus, ViewCast has no agreements or understandings with respect to such business opportunities.

         ViewCast was incorporated in Delaware in February 1994 under the name MultiMedia Access Corporation. ViewCast's principal executive offices are located at 2665 Villa Creek Drive, Suite 200, Dallas, Texas 75234, its telephone number is (972) 488-7200 and its fax number is (972) 488-7299.

         For further information regarding ViewCast, its business, operations and management, see ViewCast's Annual Report and proxy statement, each of which is a part hereof for all purposes.

                                  RISK FACTORS



         You should consider carefully the following risk factors before deciding whether to invest in our common stock.


VIEWCAST MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE ITS PRODUCTS. IF IT CANNOT DO SO, LOSSES WILL INCREASE.

         ViewCast's ability to reduce its losses or make profits is dependent upon the successful commercialization of its products. ViewCast may encounter the risks, expenses, delays, problems and difficulties frequently experienced by companies which are shifting from the development to the commercialization of its products. If unanticipated expenses, problems or difficulties, technical or otherwise, prevent ViewCast from successfully commercializing its products, ViewCast will experience reduced profits or increased losses.

VIEWCAST HAS GENERATED LIMITED REVENUE AND HAS EXPERIENCED SIGNIFICANT LOSSES. THESE TRENDS MAY CONTINUE FOR THE FORESEEABLE FUTURE.

         ViewCast has in the past generated limited revenue, including revenues of $8,027,948, $3,360,703 and $1,095,012 and incurred significant losses, including losses of $9,366,693, $5,827,405 and $4,393,965 for the years ended December 31, 1998, 1997 and 1996, respectively. We anticipate that losses will continue for the foreseeable future and until such time as we are able to effectively market our products. In addition, our future revenues and profits or losses could depend on factors beyond our control including technological changes and developments, downturns in the economy or a decline in the desktop video conferencing or PC industries or in targeted commercial markets. We may not be able to successfully implement our marketing strategy, generate significant revenues or become profitable.

VIEWCAST NEEDS SIGNIFICANT CAPITAL TO OPERATE ITS BUSINESS AND MAY REQUIRE ADDITIONAL FINANCING. IF WE CANNOT OBTAIN SUCH ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

         ViewCast needs significant capital to design, develop and commercialize its products. We anticipate, based on currently proposed plans and assumptions relating to operations, that currently available funds plus anticipated proceeds from the exercise of the warrants will be sufficient to satisfy our cash requirements through at least the first quarter of 2000. In the event that our plans change or are inaccurate or if currently available funds are insufficient to fund operations, we could be required to seek additional financing sooner than currently anticipated or could be required to curtail our activities.

VIEWCAST'S PRODUCTS HAVE NOT BEEN TESTED BY WIDESPREAD COMMERCIAL USE AND ARE SUBJECT TO SIGNIFICANT TECHNOLOGICAL AND OPERATIONAL RISKS WHICH COULD CAUSE HIGHER LOSSES.

         Our products have not yet been successfully used by a large number of customers. Upon widespread commercial use, our products may not:

         satisfactorily perform all of the functions for which they have been designed or operate satisfactorily;

         satisfy current price or performance objectives;

         be sufficiently reliable or durable enough under actual operating conditions to be sold successfully; or

         avoid errors in the complex software and other technologies used in our systems which are expensive to correct.

         Any of these problems could result in abandonment or substantial change in the marketability of our products which could cause increased losses.

VIEWCAST MAKES A LARGE PORTION OF ITS SALES TO A SMALL NUMBER OF CUSTOMERS. THE LOSS OF THESE CUSTOMERS COULD RESULT IN LOWER REVENUES AND INCREASED LOSSES.

         ViewCast makes a substantial portion of its sales to a small number of customers. A loss of our sales to these customers could result in lower revenues and increased losses.

VIEWCAST COULD EXPERIENCE INCREASED LOSSES DUE TO POTENTIAL CREDIT LOSSES.

         ViewCast makes a large portion of its sales to customers on an open account basis with no collateral required. We perform ongoing credit evaluation of our customers and maintain reserves for potential credit losses. Potential credit losses may from time to time exceed the amount reserved for such losses and cause increased losses in the future.

THE CONCENTRATION OF CREDIT IN TWO FINANCIAL INSTITUTIONS MAY RESULT IN INCREASED LOSSES IF EITHER INSTITUTION CEASES BUSINESS OPERATIONS.

         ViewCast invests its cash and cash equivalents with two financial institutions, one a Texas commercial bank and the other a major brokerage house. Cash balances at the Texas commercial bank are insured by the Federal Deposit Insurance Corporation up to $100,000 and the brokerage house maintains accounts in several banks throughout the country and in government securities. Should either the Texas commercial bank or the brokerage house cease business operations, ViewCast may suffer increased losses.

THE LIMITED MARKET ACCEPTANCE OF VIDEO COMMUNICATIONS SYSTEMS MAY REQUIRE US TO SPEND SUBSTANTIAL TIME AND EXPENSE MARKETING OUR PRODUCTS. IF OUR PRODUCTS CANNOT BE SUCCESSFULLY MARKETED, WE WILL INCUR ADDITIONAL LOSSES.

          The relatively high cost and less than television broadcast quality video of video communications systems have, to date, limited the market acceptance of video communication systems. Potential customers may therefore elect to utilize other products which they believe to be more efficient or have other advantages over ViewCast's products. This may require us to spend substantial time and effort and incur significant expense to create awareness and demand by potential consumers as to the perceived benefits and distinctive characters of our products in order to successfully market our products. If we cannot successfully market our products, we will suffer additional losses.

OUR FUTURE PROFITS OR LOSSES DEPEND ON THE EFFORTS OF THIRD PARTY RESELLERS.

         We intend to expand our existing network of resellers, consisting primarily of value-added resellers (VARs), systems integrators and original equipment manufacturers (OEMs) with established distribution channels to market our products and to educate potential resellers to install and service our systems. To date, we have contracts with more than 70 resellers to market and sell our products. Our future profits or losses depend on our ability to develop relationships with VARs, systems integrators and OEMs, on the marketing efforts of such resellers and on the ability of such resellers to provide installation and support services. A decline in the financial prospects of particular resellers or any of their customers, inadequate installation and support services by resellers or our inability, for financial or other reasons, to contract with additional resellers could damage our profitability or cause additional losses.

STRONG COMPETITION WITHIN OUR INDUSTRY MAY REDUCE OUR CUSTOMER BASE.

          The market for video communications systems and products is highly competitive. New products based upon innovative technologies are frequently introduced. ViewCast competes with numerous well-established manufacturers and suppliers of video conferencing, networking, telecommunications and multimedia equipment and products. Most of ViewCast's competitors possess substantially greater financial, marketing, personnel and other resources than ViewCast, have established reputations relating to product design, development, manufacture, marketing and service of networking, telecommunications and video products and have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products in response to competitors. Among ViewCast's direct competitors are C-Phone Corporation, VIVO Software, Inc., Smith Microsystems, Inc., Zydacron, Inc., VCON, Ltd., Corel Computer Corporation, Video LAN Technologies, Inc. and Objective Communications, Inc. In addition, electronics manufacturers such as Intel actively compete for business in this market. Our profitability depends upon our ability to successfully compete in our market.

THE MARKETS FOR OUR PRODUCTS ARE CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OFTEN RESULTING IN PRODUCT OBSOLESCENCE OR SHORT PRODUCT LIFECYCLES. OUR PROFITABILITY DEPENDS ON OUR ABILITY TO ADAPT TO SUCH CHANGES.

         The markets for ViewCast's products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Our ability to compete will depend in large part on our ability to:

         introduce products in a timely manner;

         continually enhance and improve our systems and software products;

         maintain development capabilities;

         anticipate or adapt to technological changes and advances in the video communication and PC industries; and

         ensure continuing compatibility with evolving industry standards.

         If we are unable to successfully meet these challenges, we may have to discontinue sales of our products until we can modify or redesign their technology, which would harm our profitability.

OUR FUTURE PROFITS OR LOSSES DEPEND ON THE EFFORTS OF THIRD-PARTY MANUFACTURERS AND SUPPLIERS.

         ViewCast depends on contract manufacturers to supply its products in limited quantities pursuant to purchase orders. Our products may not be able to be manufactured reliably on a large-scale basis on commercially reasonable terms. In addition, we have and will continue to be dependent on third-parties for the supply and manufacture of all of our component and electronic parts, including standard and custom-designed components. We purchase components and electronic parts pursuant to purchase orders in the ordinary course of business and do not maintain supply agreements with such third parties. We are substantially dependent on the ability of third-party manufacturers and suppliers to meet our design, performance and quality specifications. Failure of manufacturers or suppliers to supply, or delays in supplying us with systems or components, or allocations in the supply of certain high demand components could make us unable to meet our delivery schedules on a timely and competitive basis and harm our profitability.

INABILITY TO PROTECT OUR PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION COULD HARM OUR PROFITABILITY.

         ViewCast holds a United States patent covering certain fundamental aspects of the compressed packet video Codec incorporated into a discontinued product. ViewCast may apply for additional patents relating to other aspects of its products, has registered trademarks for the WorkFone(R), Osprey(R), ViewCast(R), and SLIC-Video(R) names and has applied for trademark registration for the FamilyFone and Viewpoint VBX names, among others. Our profitability will be harmed if our current or future patents, trademarks or proprietary information cannot be adequately protected or if competitors develop similar or superior methods or products outside the protection of any patent issued to ViewCast. If we infringe patents or proprietary rights of others, we may be required to modify the design of our products, change the name of our products or obtain a license for certain technology or become liable for damages, all of which could harm our profitability.

IF WE CANNOT SUCCESSFULLY EXPAND OUR OPERATIONS, WE WILL CONTINUE TO INCUR SIGNIFICANT LOSSES.

         We intend to use the proceeds received from the exercise of the warrants, if any, to seek to expand our current level of operations. Successful expansion of ViewCast's operations will be dependent, among other things, on ViewCast's ability to achieve significant market acceptance for its products, hire and retain skilled management, marketing, technical and other personnel, establish an effective sales organization and enter into satisfactory marketing arrangements, secure adequate sources of supply on a timely basis and on commercially reasonable terms and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality controls). ViewCast could also seek to expand its operations through acquisitions. In such an event, you may not have an opportunity to evaluate the specific merits or risks of any potential acquisition. If we cannot successfully expand our operations or if we remain largely dependent on non-recurring system sales to a limited customer base, we will continue to incur significant losses.

FLUCTUATIONS IN OPERATING RESULTS COULD CONTINUE IN THE FUTURE.

         ViewCast's operating results could vary from period to period as a result of the length of ViewCast's sales cycle, purchasing patterns of potential customers, the timing of introduction of new products, software applications and product enhancements by ViewCast and its competitors, technological factors, variations in sales by distribution channels, timing of stocking orders by resellers, competitive pricing, and generally nonrecurring system sales. ViewCast's sales order cycle ranges from one to eighteen months. The period from the execution of a purchase order until delivery of system components to ViewCast, assembly and shipment, at which time ViewCast recognizes revenue, may range from approximately one to four months. These factors may cause significant fluctuations in operating results in the future.

OUR ABILITY TO USE NET OPERATING LOSS CARRY FORWARDS IS LIMITED.

         At December 31, 1998, ViewCast had substantial net operating loss carry forwards for federal income tax purposes available to offset future taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior net operating loss carry forwards is limited after an ownership change, as defined in Section 382. In the event ViewCast achieves profitable operations, any significant limitation on the utilization of net operating loss carry forwards would have the effect of increasing ViewCast's tax liability and reducing net income and available cash resources.

OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO RETAIN KEY PERSONNEL. THE LOSS OF KEY PERSONNEL COULD HARM OUR PROFITABILITY.

         Our success is largely dependent on the personal efforts of our key personnel. All key personnel, including William D. Jobe, President, CEO and Chairman of the Board, William S. Leftwich, Chief Financial Officer of ViewCast, David T. Stoner, Vice President of Operations of ViewCast, Neal S. Page, Vice President and General Manager of Osprey and A. David Boomstein, Vice President of Business Development of ViewCast are "at-will" employees by terms of their employment agreements. The employment of each such key employee may therefore be terminated by the officer or ViewCast at any time, for any reason or no reason. The loss of the services of key employees or the inability to hire and retain qualified operational, financial, technical, marketing, sales and other personnel could harm our profitability.

THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS OR THE CONVERSION OF PREFERRED STOCK COULD SIGNIFICANTLY DILUTE THE OWNERSHIP INTERESTS OF CURRENT STOCKHOLDERS AND PREVENT A CHANGE IN CONTROL OF VIEWCAST.

         As of March 31, 1999, there were outstanding stock options to purchase an aggregate of approximately 3,290,912 shares of Common Stock at exercise prices ranging from $.10 to $5.84375 per share, redeemable warrants to purchase an aggregate of 3,063,023 shares at $4.19 per share and non-redeemable warrants to purchase an aggregate of 5,413,796 shares at exercise prices ranging from $1.00 to $4.63 per share. To the extent that outstanding options and warrants are exercised, the percentage ownership of common stock of ViewCast's stockholders will be diluted.

         In addition, our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of ViewCast. ViewCast has issued 340,000 shares of Series A Convertible Preferred Stock, convertible at the holders' option into Common Stock at $3.625 per share of which 91,000 shares remained outstanding as of March 31, 1999, and 945,000 shares of Series B Convertible Preferred Stock, also convertible at the holders' option into Common Stock at $3.625 per share. Both series of preferred stock have certain designations, rights and preferences which could adversely affect the voting power or other rights of the holders of ViewCast's common stock and which could be utilized to discourage, delay or prevent a change in control of ViewCast. To the extent that the preferred stock is converted to common stock, the percentage ownership of common stock of ViewCast's stockholders will be diluted.

THE YEAR 2000 PROBLEM COULD HURT OUR OPERATIONS AND OUR PROFITS AND COULD LOWER THE VALUE OF YOUR STOCK.

         We rely upon computers to conduct our daily business. Failure of any of our computer systems, those of the parties we do business with or the public infrastructure, including the electric and telephone companies, to process the new year may disrupt our ability to do routine business and to service our customers and could hurt our operating results.

IF OUR COMMON STOCK IS DELISTED FROM NASDAQ, INVESTORS MAY NOT BE ABLE TO SELL THEIR COMMON STOCK AT AN ACCEPTABLE PRICE, OR AT ALL.

         Our common stock is quoted on the Nasdaq SmallCap Market. In order to continue to be listed on Nasdaq, ViewCast must maintain, among other criteria, $2,000,000 in net tangible assets or $35,000,000 market capitalization or $500,000 in net income for two of the prior three years and a public float of at least 500,000 shares, a market value of public float of at least $1 million and at least 300 shareholders. In addition, continued listing on Nasdaq requires two market-makers and a minimum bid price of $1.00 per share. The failure of ViewCast to meet these maintenance criteria in the future may result in the delisting of ViewCast securities from Nasdaq. In the event that ViewCast securities were de-listed, any trading in the securities would be conducted in the over-the-counter market in the so-called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, ViewCast's securities.

RECENT VOLATILITY IN THE STOCK MARKET COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

         Publicly traded stocks, including the common stock of ViewCast, have recently experienced substantial market price volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. The trading price of our common stock is determined by the marketplace, and may be influenced by many factors, including investor perceptions of the Company and general industry and economic conditions. Due to possible continued market volatility and to other factors, including certain risk factors discussed in this document, there can be no assurance that the trading price of our common stock will be at or above its current market price.

FORWARD LOOKING STATEMENTS

         This prospectus contains certain "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

         The net proceeds will depend on the total number of warrants exercised, and the expenses incurred in connection with the offering. Any net proceeds from the exercise of warrants will be used for working capital and general corporate purposes, and possible future acquisitions. ViewCast will not receive any proceeds from the sale of common stock by the persons holding the common stock.

         We anticipate that currently available funds plus anticipated proceeds from the exercise of warrants will be sufficient to satisfy our cash requirements through at least the first quarter of 2000. In the event that our plans change or are inaccurate or if currently available funds are insufficient to fund operations, we could be required to seek additional financing sooner than currently anticipated or could be required to curtail our activities. Additional equity financing may involve substantial dilution to the interests of our existing stockholders.

                        DETERMINATION OF OFFERING PRICE

           The exercise price of the warrants was determined by negotiation between ViewCast and the holders of the warrants. In determining these prices, ViewCast and the holders of the warrants considered, among other things, estimates of the business potential of ViewCast, the management of ViewCast and its plans for the expansion of its business base and did not bear any relation to earnings per share, book value or the net worth of ViewCast. Prospective investors should not consider the exercise price of the warrants as necessarily indicative of the actual value of the common stock. The offering price of the common stock after exercise of the warrants will be determined by the current market price of the common stock on Nasdaq. See "Selling Securityholders and Plan of Distribution."

                                    DILUTION

           The difference between the weighted average offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share on any given date is determined by dividing the net tangible book value (total tangible assets less total liabilities) of ViewCast on such date by the number of shares of common stock outstanding on such date.

           The net tangible book value of ViewCast at December 31, 1998 was $3,042,508, or $.275 per share of common stock. After giving effect to the exercise of all unexercised warrants for which the underlying common stock is being offered by this prospectus, the pro forma net tangible book value of ViewCast at December 31, 1998 would have been $28,927,565 or $1.62 per share, representing an immediate increase in pro forma net tangible book value of $1.34 per share to existing stockholders and an immediate dilution of $2.31 per share (58.8%) to investors. The following table shows the dilution to new investors on a per share basis:


Weighed average offering price(1)...............................................                        $3.93
     Net tangible book value before offering....................................           $ .28
     Increase attribute to new investors........................................            1.34
                                                                                           -----
Pro Forma net tangible book value after offering................................                         1.62
                                                                                                        -----
Dilution to new investors.......................................................                        $2.31
                                                                                                        =====

----------
(1) Offering price before deduction of estimated expenses of the offering and commissions.


     The following table compares the number of shares of common stock acquired from ViewCast by its stockholders as of December 31, 1998 and by investors in this offering, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid, and the average price per share:



                                                           SHARES PURCHASED       TOTAL CONSIDERATION
                                                           ----------------       -------------------
                                                                                                           AVERAGE PRICE
                                                           NUMBER     PERCENT      AMOUNT      PERCENT       PER SHARE
                                                           ------     -------      ------      -------     -------------
Existing stockholders.................................. 11,063,477      62.1    $31,936,717      54.6          $2.89
New investors..........................................  6,753,595      37.9     26,571,760      45.4           3.93
                                                        ----------     -----    -----------     -----
         Total......................................... 17,817,072     100.0    $58,508,477     100.0
                                                        ==========     =====    ===========     =====


         The above table also assumes no exercise of outstanding stock options or conversion of convertible debt and convertible preferred stock. As of the date of this prospectus, there were:

o outstanding stock options to purchase 3,261,812 shares of common stock at a weighted average price of $2.99 per share;

o 1,070,657 shares of common stock reserved for issuance upon exercise of options available for future grant under the 1995 Option Plan;

o 205,405 shares of common stock reserved for issuance upon the conversion of convertible debt;

o 251,034 shares of common stock reserved for issuance upon the conversion of the Company's Series A Convertible Preferred Stock; and

o 2,606,896 shares of common stock reserved for issuance upon the conversion of the Company's Series B Convertible Preferred Stock.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         The Company is authorized to issue 30.0 million shares of common stock, $.0001 par value per share, and 5.0 million shares of preferred stock, par value $.0001 per share. As of March 31, 1999, there were 12,161,714 shares of common stock outstanding held by approximately 850 beneficial holders, and there were 1,036,000 shares of preferred stock outstanding.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than fifty percent (50%) of the shares of common stock voting for the election of directors can elect all of the directors. Holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution or winding up of ViewCast, the holders of common stock are entitled to share ratably in the assets of ViewCast, if any, legally available for distribution to them after payment of debts and liabilities of ViewCast and after provision has been made for each class of stock, if any, having liquidation preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

REDEEMABLE WARRANTS

         The following is a brief summary of certain provisions of our publicly traded redeemable common stock purchase warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement among ViewCast and Continental Stock Transfer & Trust Company. As of March 31, 1999, there were 2,851,977 redeemable warrants outstanding convertible into 3,063,023 shares of common stock.

         Exercise Price and Terms. Each redeemable warrant entitles the holder thereof to purchase, at any time over a fifty-four (54) month period commencing August 4, 1997, one share of common stock at $4.19 per share, subject to adjustment in accordance with the anti-dilution and other provisions discussed below. The holder of any redeemable warrant may exercise such redeemable warrant by surrendering the certificate representing the redeemable warrant to Continental Stock Transfer, with the subscription form properly completed and signed, together with payment of the exercise price. The redeemable warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the redeemable warrants. No fractional shares of common stock will be issued upon the exercise of the redeemable warrants.

         Adjustments. The holders of the redeemable warrants are protected against dilution of their interests by adjustments of the exercise price and the number of shares of common stock purchasable upon the exercise of the redeemable warrants upon the occurrence of certain events. These events are set forth in the Warrant Agreement and include stock dividends, stock splits, combinations or reclassification of the common stock, or sale by ViewCast of shares of its common stock or other securities convertible into common stock at a price below the exercise price of the redeemable warrants. Additionally, an adjustment would be made in the case of a reclassification or exchange of common stock, consolidation or merger of ViewCast with or into another corporation (other than a consolidation or merger in which ViewCast is the surviving corporation) or sale of all or substantially all of the assets of ViewCast.

         Redemption Provisions. ViewCast may redeem all, but not less than all, of the redeemable warrants at $0.10 per redeemable warrant. In order to redeem the warrants, ViewCast must provide at least thirty (30) days prior written notice to the holders of the redeemable warrants and the per share closing price or bid quotation of the common stock as reported on Nasdaq equals or exceeds $6.75 (subject to adjustment) for any twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date on which ViewCast gives notice of redemption. The redeemable warrants will be exercisable until the close of business on the trading day immediately preceding the date fixed for redemption in such notice. If any redeemable warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price.

         Transfer, Exchange and Exercise. The redeemable warrants are in registered form and may be presented to Continental Stock Transfer for transfer, exchange or exercise at any time on or prior to February 4, 2002, at which time the redeemable warrants become wholly void and of no value. The holder may sell the redeemable warrants instead of exercising them. There can be no assurance, however, that a market for the redeemable warrants will continue.

         The redeemable warrants are not exercisable unless, at the time of the exercise, ViewCast has a current prospectus covering the shares of common stock issuable upon exercise of the redeemable warrants, and such shares of common stock have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the redeemable warrants. Although ViewCast will use its best efforts to have all the shares of common stock issuable upon exercise of the redeemable warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the redeemable warrants, there can be assurance that it will be able to do so.

          Redeemable warrants were separately transferable immediately upon issuance. Although the redeemable warrants were not knowingly sold to purchasers in jurisdictions in which the redeemable warrants were not registered or otherwise qualified for sale or exemption, purchasers may have bought redeemable warrants in the after-market in, or may have moved to, jurisdictions in which redeemable warrants and the common stock underlying the redeemable warrants are not registered or qualified or exempt. In this event, ViewCast is unable lawfully to issue common stock to those persons desiring to exercise their redeemable warrants (and the redeemable warrants would not be exercisable by those persons) unless and until the redeemable warrants and the underlying common stock are registered, or qualified for sale in jurisdictions in which such purchasers reside, or any exemption from registration or qualification exists in such jurisdiction

         Warrantholder Not a Stockholder. The redeemable warrants do not confer upon holders any voting, dividend or other rights as stockholders of ViewCast.

         Modification of Redeemable Warrants. ViewCast and Continental Stock Transfer may make such modifications to the redeemable warrants as they deem necessary and desirable that do not adversely affect the interests of the warrant holders. ViewCast may, in its sole discretion, lower the exercise price of the redeemable warrants for a period of not less than thirty (30) calendar days on not less than thirty (30) calendar days' prior written notice to the warrant holders and Network 1 Financial Securities, Inc. Modification of the number of securities purchasable upon the exercise of any redeemable warrant, the exercise price and the expiration date with respect to any redeemable warrant requires the consent of two-thirds of the warrant holders. No other modifications may be made to the redeemable warrants without the consent of two-thirds of the warrant holders.

         In addition, at March 31, 1999, Network 1 Financial Securities, Inc. held warrants to purchase 140,000 units at $6.30 per unit, each unit consisting of one share of common stock and one redeemable common stock purchase warrant exercisable at $4.19 per share through February 2002.

NON-REDEEMABLE WARRANTS

         ViewCast has issued the non-redeemable warrants in connection with certain notes payable and as compensation for services rendered by various consultants and a financial consulting firm controlled by an officer, director, and stockholder of ViewCast.

         At March 31, 1999, non-redeemable warrants exercisable into 5,123,436 shares of common stock at prices ranging from $1.00 to $4.50 per share were exercisable.

PREFERRED STOCK

         ViewCast is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of ViewCast.

SERIES A PREFERRED STOCK

         ViewCast is authorized to issue up to 500,000 shares of Series A Convertible Preferred Stock, $.0001 par value of which 340,000 have been issued and 91,000 were outstanding as of March 31, 1999. Continental Stock Transfer is the registrar and transfer agent for the Series A Convertible Preferred Stock.

         Preferences. The Series A Convertible Preferred Stock ranks junior to all claims of creditors, including holders of ViewCast's outstanding debt securities (including the Notes and the New Credit Facility), senior to all classes of common stock and on parity with the Series B Convertible Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of ViewCast.

         Dividends. Holders of the outstanding shares of Series A Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of ViewCast, out of funds legally available therefor, dividends on the Series A Convertible Preferred Stock equal to $0.85 payable semi-annually in arrears in cash or, at the option of ViewCast, in shares of common stock valued at the average of the trading price thereof for the twenty
(20) consecutive trading days ending ten (10) trading days prior to the dividend payment date.

         In the event that dividends on preferred stock are in arrears and unpaid, whether in cash or shares of common stock, for any three (3) semi-annual dividend periods, holders of Series A Convertible Preferred Stock will be entitled to certain voting rights. See " -- Voting Rights" below. All dividends will be cumulative, whether or not earned or declared, from the date of issuance and will be payable semi-annually in arrears on June 15 and December 15 of each year.

         Under Delaware law, the law of the state of incorporation of ViewCast, ViewCast may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law, or, if no surplus is available, out of its net profits for the fiscal year which the dividend or distribution is declared and the preceding fiscal year. No dividends or distributions may be declared or paid if ViewCast is or would be rendered insolvent by virtue of the dividend distribution, or if the declaration, payment or distribution would contravene ViewCast's Amended Certificate of Incorporation as then in effect.

         Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of ViewCast, holders of Series A Convertible Preferred Stock are entitled to be paid, out of the assets of ViewCast available for distribution to stockholders, the liquidation preference per share of Series A Convertible Preferred Stock, plus, without duplication, an amount in cash or shares of Common Stock, at ViewCast's option, equal to all accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Stock, including, without limitation, any class of common stock of ViewCast. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of ViewCast, the amounts payable with respect to the Series A Convertible Preferred Stock and all parity stock are not paid in full, the holders of the Series A Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of ViewCast in proportion to the full liquidation preference to which each is entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of shares of Series A Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets of ViewCast. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consolidation) of all or substantially all of the property or assets of ViewCast nor the consolidation or merger of ViewCast with one or more entities shall be deemed to be a liquidation, dissolution or winding-up of ViewCast.

         Voting Rights. If dividends on the Series A Convertible Preferred Stock are in arrears and unpaid, whether in cash or shares of common stock, for any three (3) semi-annual dividend periods then after ten (10) trading days during which such default shall not have been cured, holders of a majority of then outstanding shares of Series A Convertible Preferred Stock, voting separately and as a class (together with the holders of any parity stock having similar voting rights), will have the right to elect the lesser of two (2) directors and that number of directors constituting 25% of the members of the Board of Directors. The number of directors of ViewCast set in its bylaws will automatically be increased to allow for the election of the new directors. Such voting rights will continue and the new directors will serve until such time as, in the case of a dividend default, all dividends in arrears on the Series A Convertible Preferred Stock are paid in full and any failure, breach or default giving rise to such voting rights is remedied or waived by the holders of at least a majority of the shares of Series A Convertible Preferred Stock then outstanding The voting rights provided herein shall be the holders' exclusive remedy at law or in equity.

         Under Delaware law, holders of the Series A Convertible Preferred
Stock are entitled to vote as a class upon a proposed amendment to the Amended Certificate of Incorporation, whether or not entitled to vote thereon by ViewCast's Amended Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

         Conversion. Each holder of Series A Convertible Preferred Stock has the right, subject as provided herein and to any applicable laws and regulations, at any time at the holder's option to convert any or all shares of Series A Convertible Preferred Stock into common stock at a conversion price (subject to adjustment) of $3.625 per share of underlying common stock.

         ViewCast may, at its option, cause the Series A Convertible Preferred Stock to be converted into shares of common stock at $3.625 per share at any time and from time to time after December 16, 1999, if the market price of the common stock in any thirty (30) consecutive calendar day period commencing on or after November 17, 1999, has equaled or exceeded $5.80 per share. ViewCast is required to give notice that it has met the criteria for mandatory conversion within thirty (30) calendar days of having met such criteria by publication in the Luxembourg Wort and The Financial Times (European Edition) of London, England. Upon any mandatory conversion of any Series A Convertible Preferred Stock by ViewCast, payment will be made by ViewCast in either cash or shares of Common Stock for dividend accrued during the period from the most recent dividend payment date to the conversion date. If ViewCast elects to convert less than all of the Series A Convertible Preferred Stock, Continental Stock Transfer will select which shares of Series A Convertible Preferred Stock to convert by lot or such other method as it shall deem fair and appropriate.

SERIES B CONVERTIBLE PREFERRED STOCK

         ViewCast is authorized to issue up to 1,000,000 shares of Series B Convertible Preferred Stock, par value $.0001 per share and has issued 945,000 shares to date. ViewCast has filed a Certificate of Designation with respect thereto with the Secretary of State of the State of Delaware as required by Delaware law prior to the issuance of the Series B Convertible Preferred Stock. The liquidation preference of the Series B Convertible Preferred Stock is $10.00 per share.

         Preferences. The Series B Preferred Stock ranks junior to all claims of creditors, including holders of ViewCast's outstanding debt securities, rank senior to all classes of common stock and on parity with the Series A Convertible Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.

         Dividends. Holders of record of the outstanding shares of Series B Preferred Stock are entitled to receive dividends on the Series B Preferred Stock at an annual rate equal to $0.80 per share payable semi-annually in arrears in cash or, at the option of ViewCast, in shares of common stock of ViewCast, valued at the average trading price of the common stock for the twenty (20) consecutive trading days ending ten (10) trading days prior to the dividend payment date.

         Voting Rights. The holders of Series B Preferred Stock have no voting rights.

         Conversion. Each holder of shares of Series B Preferred Stock has the right, subject to any applicable laws and regulations, at any time commencing one hundred twenty (120) calendar days after February 24, 1999 at the holder's option to convert each share of Series B Preferred Stock into shares of common stock at $3.625 per share of underlying common stock (subject to adjustment) for each $10.00 liquidation value share of Series B Preferred Stock.

         ViewCast has the right, at its sole discretion and upon thirty calendar days written notice to each holder of Series B Preferred Stock, to cause the Series B Preferred Stock to be converted into shares of common stock at $3.625 per share of common stock (i) at any time after February 24, 1999, if the average trading price of the common stock for any twenty (20) trading days within a period of thirty (30) consecutive trading days has equaled or exceeded $5.80 or (ii) at any time after February 15, 2002.

         Pursuant to the subscription agreement signed by all purchasers of the Series B Preferred Stock, the total number of shares of common stock into which the Series B Preferred Stock may be converted may not exceed 20% of the issued and outstanding common stock of ViewCast without the approval of its shareholders. ViewCast will seek such approval at its 1999 Annual Meeting of Shareholders.

         Registration Rights. Within 180 calendar days of February 24, 1999, ViewCast shall use its best efforts to register under the Securities Act of 1933 (the "1933 Act") the shares of common stock underlying the shares of the Series B Preferred Stock. ViewCast shall use its best efforts to cause such registration to become effective and to keep such registration current under the 1933 Act.

                SELLING SECURITYHOLDERS AND PLAN OF DISTRIBUTION

              ViewCast has filed a Registration Statement on Form S-3 registering 8,476,819 shares of common stock issuable upon exercise of the warrants for offer and sale by persons who exercise the warrants. ViewCast is paying all expenses in connection with this offering (other than brokerage commissions and fees and expenses of counsel). Registration of the common stock issuable upon exercise of the warrants permits the holders of the common stock to sell their shares in the public secondary market from time to time after the date of this prospectus. Other than Glenn A. Norem, H.T. Ardinger, Jr., M. Douglas Adkins, Esq., Robert Moody, Jr., and the Estate of Fred Kassner, none of the persons offering stock beneficially owns 5% or more of ViewCast's outstanding common stock.

                                  BENEFICIAL OWNERSHIP OF COMMON STOCK
                                              PRIOR TO SALE
                                 --------------------------------------     BENEFICIAL
                                  SHARES                                    OWNERSHIP        % OWNED
                                  BEFORE      SHARES TO BE                 OF C/S AFTER        AFTER
  SELLING SHAREHOLDER            OFFERING        OFFERED        TOTAL         SALE(1)       OFFERING(1)
-----------------------          --------     ------------    ---------    ------------     -----------
H. T. Ardinger                   322,442        1,387,000     1,709,442       322,442          2.38%
Robert Gillings                     --            597,650       597,650          --            *
Robert Moody, Jr.                497,251          475,000       972,251       497,251          3.94%
Anthony Bellissimo                 6,194            5,000        11,194         6,194          *
Glenn A. Norem                   659,017(2)        58,337       717,354       659,017          5.41%
Aileen Mandel                       --              6,000         6,000          --            *
M. Douglas Adkins                 24,000          627,166       651,166        24,000          *
Fred Kassner                     752,397        1,201,666     1,954,063       752,397          5.64%
Catalyst Financial Group            --              5,005         5,005          --            *
Robert M. Sterling, Jr.           25,166(3)       110,869       136,035        25,166          *
Patrick J. Cozzone                  --              2,879         2,879          --            *
Lance Murray                         214              170           384           214          *
Mark A. Paine                        429              339           768           429          *
Robert Rubin                        --             61,500        61,500          --            *
A. Starke Taylor, Jr.             83,333           58,332       141,665        83,333          *
Joseph W. Geary                   11,831           28,787        40,618        11,831          *
Henry Wendt                        2,565            7,565        10,130         2,565          *
William Heim                     200,000           50,000       250,000       200,000          1.64%
Greg Garcia                         --             18,188        18,188          --            *
Gary Motley                         --              9,188         9,188          --            *
June Hanson                         --             18,375        18,375          --            *
Richard Pizitz                      --              6,667         6,667          --            *
Michael Pizitz                      --             10,000        10,000          --            *
John R. Whitman                     --             20,000        20,000          --            *
Investor Resource Services          --             33,333        33,333          --            *
Joseph Serrano                      --             20,000        20,000          --            *
Laidlaw Global Securities           --             30,000        30,000          --            *
RP&C International, Ltd.          69,888          128,570       198,458        69,888          *
David P. Quint                      --              1,392         1,392          --            *
The Royal Bank of Scotland Trust
Company                             --              2,508         2,508          --            *
Dalworth Capital Limited            --             17,146        17,146          --            *
Peter A. Gerard                     --             11,870        11,870          --            *
Rauscher Pierce & Refnes            --             21,622        21,622          --            *
Network 1 Financial                 --            290,360       290,360          --            *
   Securities, Inc.
Other redeemable warrant            --          3,045,802     3,045,802          --            *
   holders

*Less than 1%

--------------
(1)      Assumes sale of all common stock offered.

(2) Does not include options to purchase 700,000 shares of common stock of ViewCast.

(3) Does not include options to purchase 100,000 shares of common stock of ViewCast.

         The 8,476,819 shares of common stock being offered pursuant to this prospectus may be offered and sold from time to time through the Nasdaq SmallCap Market or in the over-the-counter market, in privately negotiated transactions, or in combinations of such transactions and may be sold at current market prices or at negotiated prices. The common stock may be sold by one or more of the following methods:

o a block trade in which a broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

o face-to-face transactions between sellers and purchasers without a broker/dealer.

         In effecting sales, brokers or dealers engaged by the persons exercising the warrants may arrange for other brokers or dealers to participate. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "Underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and profit on any resale of the common stock might be deemed underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by the persons exercising the warrants may arrange for other broker-dealers to participate. Any broker-dealer participating in any distribution of the common stock may be required to deliver a copy of this prospectus, including any supplement to this prospectus, to any person who purchases any of the common stock from or through such broker or dealer.


                                 LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for ViewCast by Thacher Proffitt & Wood, Washington, DC.


                                    EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.